Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on June 30, 2016, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.	Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

3.	Approval of the compensation policy for the Company’s directors and officers; and

4.	Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

 In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2015.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 2 and 3.

Only shareholders of record at the close of business on May 23, 2016, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal Nos. 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than four hours before the time of the Meeting (i.e., 1:00 p.m. (Israel time) on June 30, 2016). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposal Nos. 2 and 3.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 20, 2016.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

2

A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, July 5, 2016, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-73-2295621).

By Order of the Board of Directors,
Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: May 26, 2016

3

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2016

This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on June 30, 2016, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

3.	Approval of the compensation policy for the Company’s directors and officers; and

4.	Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 23, 2016, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 23, 2016, the Company had 27,184,943 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than four hours prior to the Meeting, that is on or before June 30, 2016, at 1:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”, other than Proposal Nos. 2 and 3.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 20, 2016.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 31, 2016. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Tuesday, July 5, 2016, at the same time and place.  At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal ; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including  a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 2 and 3.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone) social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2015, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total

	USD$
Eitan Oppenhaim President and Chief Executive Officer	398,459	587,479	441,019	1.426,957
Dror David Chief Financial Officer	283,659	162,058	125,250	570,967
Shay Wolfling Chief Technology Officer	254,153	83,686	142,378	480,217
Dov Farkash Senior Vice President Strategic Software Business	256,444	52,680	85,533	394,657
Gabi Sharon Vice President Operations	243,470	69,477	61,165	374,112

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2015, including the annual cash bonus for 2015, which have been provided for in the Company’s financial statements for the year ended December 31, 2015, but paid during 2016. Such amounts exclude bonuses paid during 2015 which were provided for in the Company’s financial statements for previous years.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2015 as filed with the Commission on February 29, 2016.

In addition, the compensation paid to our Chairman of the Board for the year ended December 31, 2015, as recognized in our financial statements for the year ended December 31, 2015, is detailed in the table below.

Name and Principal Position	Service Payments	Bonus	Equity-Based Compensation(1)	Total
	USD$
Michael Brunstein Chairman of the Board of Directors	110,000	-	208,683	318,683
(1)

Represents the equity-based compensation expense recorded in the Company's consolidated financial statements for the year ended December 31, 2015, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2015 as filed with the Commission on February 29, 2016.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2015 was divided into the following discrete components that were weighted as follows (the “Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expending the Company’s organic growth engines, achieving certain strategic technology and customer related objectives and post-merger acquisition related objectives	30%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	15%

Each component was measured against a target that was determined by the compensation committee and the Board. In addition, the 2015 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds have been met in 2015.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2016, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows:

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expending the Company’s organic growth engines and achieving certain strategic planning and customer related objectives	30%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	15%

The 2016 bonus plan payout is subject to certain thresholds related to the Company’s revenue and profitability.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. MICHAEL B
RUNSTEIN, ALON DUMANIS, AVI COHEN AND RAANAN COHEN AS A
DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE
NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting.  Messrs. Avi Cohen and Raanan Cohen are standing for reelection as independent directors.

There are currently four directors serving on the Board who are not external directors, all of which are standing for re-election under this Proposal No. 1. All of our directors attended 85% or more of the meetings of the Board and its committees on which they served since the previous annual general meeting.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Michael Brunstein (72) was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a member of the board of directors of IAI (Israel Aerospace Industries Ltd.). Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University, Israel.

Dr. Alon Dumanis (65) has served as a director of Nova since 2002. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation, and currently Dr. Dumanis is a member of the management teams of the foregoing companies. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, SPNano, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Rada, a public company traded on TASE, and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen (62) has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-inclass networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen (61) was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems. Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd. and as a member of the board of directors of Utilight Ltd., both private companies. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Messrs. Avi Cohen and Raanan Cohen, for serving as an independent director). Such certifications will be available for inspection at the Meeting. Mr. Avi Cohen and Mr. Raanan Cohen are not related.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2015, filed on Form 20-F with the Commission on February 29, 2016 (the “Annual Report”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen, as a director of the Company to hold office until the close of the next annual general meeting.”

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR. EITAN
OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE
COMPANY.

In accordance with the current employment terms of Mr. Eitan Oppenhaim, as previously approved by our shareholders, Mr. Oppenhaim is entitled, among others, to:

(i) a monthly base salary of NIS 101,000;

(ii) an annual target cash bonus of up to ten (10) monthly salaries and a maximum bonus for over achievement of 50% of the target bonus;

(iii) an annual grant of options to purchase up to 150,000 ordinary shares of the Company, expected to be granted in August 1, 2016, pursuant to the terms and vesting schedule approved thereto (in addition to the grant of 100,000 options previously granted to Mr. Oppenhaim in 2014 and 150,00 options granted to Mr. Oppenhaim in 2015);

(iv) a bonus of up to ten (10) monthly base salaries for the completion of an acquisition of a non-affiliated company, subject to the limitation on a special bonus imposed by our compensation policy. The payment of such bonus is subject to the approval of the Board and its committees (the “Transaction Bonus Terms”);

(v) in connection with termination of employment, a three (3) month advance notice period and a six (6) month adjustment period, during which Mr. Oppenhaim is entitled to all of his compensation elements, and to the continuation of vesting of his options; and

(vi) upon a Change of Control, Mr. Oppenhaim is entitled to (a) an advance notice and adjustment period as defined in Section (v) above; and (b) term and vesting extension of options to two years following termination of employment (the “Change of Control Compensation Terms”). For this purpose, a “Change of Control” means: (a)(1) the sale of all or substantially all of the Company’s assets; (2) a merger of the Company with or into another company or entity after which the Company’s shareholders will hold less than 50% of the surviving entity; (3) the Company becoming a division or a subsidiary of another Company; or (4) the purchase of Company's shares, after which the purchaser will hold 50% or more of the Company's shares, provided, however, that the purchaser is not one of the Company’s institutional investors upon execution of the purchase agreement; and (b) Mr. Oppenhaim is not offered to remain in his position with suitable terms.

At the Meeting, our shareholders will be asked to approve the following arrangements in lieu of the current Change of Control Compensation Terms and Transaction Bonus Terms and the Annual Bonus Plan Terms:

A. Change of Control Compensation Terms and Transaction Bonus Terms

Special Retirement Terms in case of a Significant Event

(a)	Upon a Significant Event, (i) unvested options granted to Mr. Oppenhaim will vest upon the consummation of the Significant Event; and (ii) unexercised options granted to Mr. Oppenhaim may be exercised until the earlier of (a) two years from the consummation of the Significant Event, and (b) termination of the options;

Such arrangements will not apply if (i) Mr. Oppenhaim remains the chief executive officer of the Company or the surviving entity, and (ii) unvested options are replaced for new options of the surviving entity as part of the Significant Event with a vesting schedule and terms identical to the replaced options.

(b)	Upon a Significant Event, Mr. Oppenhaim will be entitled to a special bonus of up to 12 monthly salaries, subject to the approval of the compensation committee and the Board and subject to the limitation on a special bonus imposed by our compensation policy.

(c)	In the event of termination of employment (up to 12 months from the Significant Event), Mr. Oppenhaim will be entitled to the retirement terms under his employment agreement, the special bonus described in paragraph (b) above and the payment of the annual bonus in full for the year in which the Significant Event has occurred, subject to the annual bonus plan, on an annual basis calculation, and subject to the approval of the compensation committee and the Board prior to the consummation of the transaction, or the respective body in the new surviving entity following the transaction, as applicable.

(d)	A “Significant Event” means: (1) the sale of all or substantially all of the Company’s assets; (2) a merger of the Company with or into another company or entity after which the Company’s shareholders will hold 50% or less of the surviving entity; (3) the Company becoming a division or a subsidiary of another Company; or (4) the purchase of Company's shares, after which the purchaser will hold 50% or more of the Company's shares, provided, however, that the purchaser is not one of the Company’s institutional investors upon execution of the purchase agreement.

Transaction Bonus

(e)	Upon Acquisition of a Company (which is not an affiliate of the Company), Mr. Oppenhaim will be entitled to receive a bonus of up to 12 monthly salaries subject to the approval of the compensation committee and the Board and subject to the limitation on a special bonus imposed by our compensation policy.

(f)	An “Acquisition” includes, among others, a merger of the Company or a subsidiary of the Company with or into another entity, such that upon consummation of such transaction the Company’s shareholders will hold more than 50% of the surviving entity.

B. Annual Bonus Plan Terms

(a)	Mr. Oppenhaim will be entitled to an annual target cash bonus of up to twelve (12) monthly salaries and a maximum bonus for over achievement of 50% of the target bonus.

All other employment terms shall remain unchanged.

The proposed amendments to the employment terms of the President and Chief Executive Officer of the Company were approved by the compensation committee and the Board while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company as well as his experience, a compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy as approved by our shareholders on September 12, 2013, as well as the terms of the compensation policy as proposed to be approved by our shareholders in Proposal No. 3 of this proxy statement, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company. The employment terms of Mr. Oppenhaim following the proposed amendments are consistent with our compensation policy as well as with the compensation policy as proposed to be approved by our shareholders in Proposal No. 3 of this proxy statement.

For more information on the compensation paid to our executive officers for fiscal year ended on December 31, 2015, please see our Annual Report and under “Compensation of Executive Officers and Directors” in this proxy statement.

At the Meeting, it is proposed that the following resolution be adopted:

(A) “RESOLVED, to approve the amended terms of employment of Mr. Oppenhaim, the President and Chief Executive Officer of the Company with respect to the Change of Control Compensation Terms and Transaction Bonus Terms, as detailed in the Proxy Statement, dated May 26, 2016.”

(B) “RESOLVED, to approve the amended terms of employment of Mr. Oppenhaim, the President and Chief Executive Officer of the Company with respect to the Annual Bonus Plan Terms, as detailed in the Proxy Statement, dated May 26, 2016.”

PROPOSAL 3

APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S
DIRECTORS AND OFFICERS

Under the Companies Law, the employment terms of officers and directors of public companies, like the Company, should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”). On September 12, 2013, our shareholders, following the approval of our compensation committee and Board, approved our Compensation Policy.

According to the Companies Law, our Compensation Policy must be approved by our shareholders by a special majority, following the approval of our compensation committee and Board, at least once every three years. Following a review of the Compensation Policy by the compensation committee and the Board, as required by the Companies Law, the compensation committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy would be amended and restated as reflected in the amended and restated Compensation Policy in the form attached hereto as Appendix A. When reviewing the Compensation Policy, the compensation committee and the Board have advised with legal advisors in addition to reviewing a peer group compensation survey prepared by its advisors.

If a compensation policy and any amendment thereto is not approved by the shareholders by the required majority, the board of directors may nonetheless approve the compensation policy and any amendment thereto, provided that the compensation committee and thereafter the board of directors has concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

When considering the proposed amended and restated Compensation Policy, the compensation committee and the Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers and the ratio between employer cost associated with the engagement of our executive officers, including directors, and the average and median employer cost associated with the engagement of our other employees and will continue to do so from time to time as required under applicable law. The compensation committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

 The proposed amended and restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The proposed amended and restated Compensation Policy addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees in the Company. Pursuant to the proposed amended and restated Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses) as well as change of control related bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements. All cash bonus are limited to maximum amount linked to the executive officer’s base salary (or to the total annual compensation in the case of the special bonus for special achievements).

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodical objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our CEO will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the CEO and subject to minimum thresholds. Furthermore, the performance objectives will be recommended by our CEO and approved by the Compensation Committee (and, if required by law, by our Board). Such objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results (such as revenues, sales, operating profit and cash flow) and divisional objectives, which may include operational objectives (such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction), project milestones objectives (such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives (such as employee satisfaction, employee retention and employee training and leadership programs). At least 30% of the annual cash bonus of executive officers will be based on overall company performance measures.

The performance measurable objectives of our CEO will be determined annually by our compensation committee and Board, will include the weight to be assigned to each achievement in the overall evaluation and will based on and categorized to overall company performance measures (based on actual financial and operational results, such as revenues, sales, operating profit and cash flow) and to goals set forth in our annual operating plan and long-term plan (such as expansion of the our organic growth engines and achieving strategic technology objectives). A less significant portion of the CEO’s annual cash bonus may be based on a discretionary evaluation of the CEO’s overall performance by the compensation committee and the Board based on quantitative and qualitative criteria.

The equity-based compensation under the proposed amended and restated Compensation Policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long term interests of and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. The proposed amended and restated Compensation Policy entitles our executive officer to compensation in the form of share options or other equity-based awards, such as restricted share units, in accordance with the our equity incentive plan than in place (subject to the compensation committee and Board resolutions). All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the proposed amended and restated Compensation Policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our CEO to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance the proposed amended and restated Compensation Policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

The proposed amended and restated Compensation Policy also governs the compensation of our Board members and determines that  the compensation of the directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, or the compensation of directors regulations, as such regulations may be amended from time to time; provided, however, that under special circumstances such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in our case, by the compensation of directors regulations. Our directors may also be entitled to receive equity-based compensation in the form of share options subject to an annual maximum and to a vesting period in order to promote long-term retention of the awarded director as well as to the approval of our shareholders as required under the Companies Law. The chairman of our Board may be entitled to a higher base compensation or equity-based compensation.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Appendix A attached hereto.

The compensation committee and the Board believe that the proposed amendments to the Compensation Policy are required in light of the experience gained in the implementation of the Compensation Policy, changes in the our global business environment and changes in common practice among similar companies.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated May 26, 2016.”

PROPOSAL 4
APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST FORER
GABBAY & KASIERER, A MEMBER OF ERNEST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT
THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Amended and Restated Articles of Association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended and Restated Articles of Association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2015 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,
Michael Brunstein Chairman of the Board of Directors of the Company Dated: May 26, 2016

Appendix A

COMPENSATION POLICY

NOVA MEASURING INSTRUMENTS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [June __], 2016)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Measuring Instruments Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova’s value and otherwise assist Nova to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is approved by the shareholders of Nova and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nova’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Nova’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Nova’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nova’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova’s short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nova’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Nova were examined and will continue to be examined by Nova from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A Base Salary provides stable compensation to Executive Officers and allows Nova to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Nova’s ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of companies relevant to Nova’s field of business, while considering, among others, Nova’s size and field of operation and the geographical location of the employed Executive Officer. To that end, Nova shall utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally). Such compensation survey may be conducted internally or through an external consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova’s practice and the practice in peer group companies;

7.1.5.	Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova’s policies and procedures and the practice in peer group companies; and

7.1.6.	Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes).

7.3.	In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.	Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nova’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Nova’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nova’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	The total annual cash bonuses awarded to all of Nova’s Executive Officers shall not exceed 10% of Nova’s non-GAAP operating profit.

8.4.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

8.5.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Nova’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer's overall performance by the CEO and subject to minimum thresholds. The performance objectives will be recommended by Nova’s CEO and approved by the Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.	Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating profit and cash flow. At least 30% of the annual cash bonus of Nova’s Executive Officers will be based on overall company performance measures; and

9.1.2.	Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.4.	The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.4.1.	Between 40%-60% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating profit and cash flow; and

9.4.2.	Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.5.	The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis.

10.2.	Signing Bonus. Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Executive Officer.

10.3.	Relocation Bonus. Nova may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Nova prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity based compensation for Nova’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years.

12.4.	All other terms of the equity awards shall be in accordance with Nova’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General guidelines for the grant of awards

13.1.	The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Nova may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to three (3) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to six (6) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

F. Exculpation, Indemnification and Insurance

18.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.	Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

19.2.	Nova will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

19.2.1.	The annual premium to be paid by the Nova shall not exceed 1.5% of the aggregate coverage of the Insurance Policy;

19.2.2.	The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

19.2.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

19.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

19.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

19.3.2.	The annual premium shall not exceed 300% of the last paid annual premium; and

19.3.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

19.4.	Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

19.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

19.4.2.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

20.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

20.1.	Vesting acceleration of outstanding options;

20.2.	Extension of the exercising period of options for Nova’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

20.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy.

20.4.	A cash bonus not to exceed 100% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 150% in case of the CEO.

H. Board of Directors Compensation

21.1.	All Nova’s Board members, excluding the chairman of the Board, shall be entitled to an equal annual and per-meeting compensation.

21.2.	The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of Nova.

21.3.	Notwithstanding the provisions of Sections 21.1 and 21.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in the case of Nova, by the Compensation of Directors Regulations.

21.4.	The chairman of the Board shall be entitled to a base compensation that shall not exceed six (6) times the compensation of a director (including annual and per meeting compensation and excluding equity compensation).

21.5.	Each member of Nova’s Board (excluding the chairman of the Board) may be granted up to the lower of (i) 10,000 options to purchase ordinary shares of Nova per year, or (ii) options with fair market value of US$80,000. The options shall vest quarterly over a period of between three (3) to five (5) years.

21.6.	The chairman of the Board may be granted up to an average annual equity compensation (of two (2) sequential years) that shall not exceed six (6) times of any director’s equity compensation per year.

21.7.	In addition, members of Nova’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

21.8.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

22.1.	It is hereby clarified that nothing in this Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

22.2.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly gross salaries of such employee.

22.3.	In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the approval of this Compensation Policy, Nova may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.